FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collecti [redacted] ...onal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administratior ...rities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will b ... in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except ...ir authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any j ...ed, at the address(es) or telephone number(s) set out on the back of this report.

02055967

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

82-2244

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER					DD	MM	YY
4	5			DATE OF LAST REPORT FILED	25	09	02
				OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. ...RESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MITCHELL

GIVEN NAMES: JACK

NO. STREET APT: 16885 W. Bernardo Drive, Suite 100

CITY: San Diego

PROV: California — POSTAL CODE: 92127

BUSINESS TELEPHONE NUMBER: 858 - 451 3637 EXT215

BUSINESS FAX NUMBER: 858 451 1169

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

SUPPL

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	15,482					0	0		☐	15,482	2	Corinne Mitchell
COMMON	15,481					0	0		☐	15,481	2	Amy Mitchell
COMMON	15,481					0	0		☐	15,481	2	William Mitchell
COMMON	155,296					0	0		☐	155,296	1	
COMMON	35,000	**			10	26,000	0	**	☐	61,000	3	*See Remarks
STOCK OPTIONS	1,148,364					0	0		☐	1,148,364	1	

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION NOV 18 2002 WASH, D.C. 155

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

*Inversiones San Gabriel. Purchased additional shares under Inversiones San Gabriel as follows: 10/18/02-2,000 10/21/02-20,000 10/22/02-4,000 at .05, .04, and .04 respectively.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JACK R. MITCHELL — SIGNATURE: Jack R Mitchell — DATE OF THIS REPORT: DD 12 MM 11 YY 02

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE